Exhibit 4.32
1 May 2010
PRIVATE AND CONFIDENTIAL
Ms Tan Peck Joo
46 Eastwood Road, #04-10
Singapore 486356
Dear Peck Joo
LETTER OF APPOINTMENT
1	APPOINTMENT

Following our recent discussions, I am pleased to offer you the position of Managing Director, International Businesses. The terms and conditions of the employment are as follows:

2	EMPLOYER

Innoform Media Pte Ltd

3	LOCATION

39 Mactaggart Road Asia Media Centre Singapore 368084

4	POSITION TITLE

Managing Director, International Business

5	REPORTING RELATIONS

This positions reports to Mr Hary Tanoesoedibjo, Group President and CEO

6	CORPORATE JOB GRADE LEVEL

Director

7	RESPONSIBILITY

A job description will be provided separately

8	REMUNERATION PACKAGE

8.1.	Base Salary

You shall be paid a salary of S$17,930.00 per month (S$215,160.00 annually), payable monthly in arrears, which will be credited monthly directly to your nominated bank account.

Your base salary shall be subject to an annual review in accordance with Company policy. However, your salary may be subject to change at any time taking into consideration individual performance and/or the performance of Innoform Media Pte Ltd (the “Company”). You will be notified of any change to your salary.

The payment of your salary shall be subject to such statutory deductions as may be required in accordance with applicable legislation in force from time to time. Central Provident Fund (CPF) contributions will be made as required by law.

Any payment of variable bonus shall be determined by the Company taking into consideration both your individual performance as well as the performance of the Company. For mid-year hires, the amount is simply pro-rated based on the actual service time.

8.2.	Performance Review

Performance review will be conducted annually and the salary increment is subject to Company and individual performance.

8.3.	Stock Options

Stock options will be granted from time to time as determined by the Company’s Board of Directors.

8.4.	Car Allowance

You will receive a monthly car allowance of S$2,000/-.

8.5.	Expenses

The Company will reimburse any work-related expenses you incur in the execution of your duties. These expenses should generally be discussed and agreed with your manager before they are incurred, and are to be presented for payment monthly on an itemized expense form, with attached receipts and/or credit card account duly authorised.

9	ENTITLEMENTS

9.1.	Club Membership

You will be entitled to a Club Membership where the individual membership joining fees will not be more than S$10,000/-. The company will pay for the monthly subscription fee.

9.2.	Annual Leave

(a)
Currently, the Company’s financial year runs from 1 January to 31 December (subject to change at the absolute discretion of the Company). You are entitled to 21 working days paid annual leave for each year of completed service (in addition to the statutory holidays) to be taken at a time or times convenient to and as may be pre-approved by the Company.

(b)
If your employment commences or is terminated in accordance with this contract in the midst of the Company’s financial year, your entitlement to annual leave shall be pro-rated accordingly by the Company.

9.3.	Staff Benefits and Welfare Schemes

These will be in accordance with the Company’s schemes of benefits which are currently in force. These benefits may be varied from time to time at the sole discretion of the Company.

10	TAX LIABILITY

(a)	You will be fully responsible for your tax liability in Singapore arising by virtue of your employment by the Company.

11	ASSIGNMENT

(a)
You shall assign to the Company absolutely all vested, contingent or future copyright and other rights in the services or works you produced, discovered, developed, performed or created by you, in whole or in part, whether solely or jointly with others, during your employment, whether during or outside of regular working hours (the “Works”), to which you are entitled by virtue of or pursuant to any of the laws in force in any part of the world for the whole period of such rights, including any renewals, reversions and extensions thereof. By way of illustration, but not limitation, Works include manuscripts, performances, inventions, discoveries, techniques, know-how, processes, concepts, marketing plans, strategies, forecasts, customer lists, ideas, photographs, illustrations, works of authorship, drawings, logos, documents, articles and reports.

(b)	You agree to keep and maintain adequate and current written records of all the Works and you agree to promptly disclose and deliver your Works, without charge, to the Company.

(c)	You agree that you will not use or employ the Works or any part of it for any party other than the Company.

(d)
You shall grant to the Company absolutely all consents required or which may be required pursuant to any laws now or in future in force in any part of the world for any purpose by the Company of the Works in whatsoever way and by whatsoever means as the Company chooses for the period of such rights acquired by the Company pursuant to this contract. This provision shall survive the expiry or termination of this contract.

(e)
You agree that the Company shall have the right to use and/or apply for patents, copyrights or other statutory or common law protections for the Works and you further agree to assist the Company in every proper way to obtain and from time to time to enforce patents, copyrights and other statutory or common law protections therefore and enforcing the same as the Company may desire.

(f)	The Company reserves the right at all times to terminate your employment immediately in accordance with Clause 16 should you be found guilty of any breach of this Clause 11.

12	GENERAL TERMS AND CONDITIONS OF SERVICE

(a)
You may, only upon obtaining the Company’s prior written consent, engage or interest yourself, whether for reward or gratuitously, in any work or business not related to your duties in the Company or undertake any external office/assignment. For the avoidance of doubt, you may not engage in or interest yourself in any business or engagement in competition with the Group (as defined in Clause 14), without the Company’s prior written consent.

(b)
You shall devote the whole of your time, knowledge, skills and attention to the performance of your duties in the Company, and be prepared to work on rest days, off days or public holidays if the exigencies of the work so require.

(c)
The Company reserves the right to transfer you to another area/posting within the Company or Group without extra payment or allowance, or place you on secondment with an organization related to it or in which the Company has an interest.

(d)
Your appointment is subject to the terms in this contract, as well as all other rules, regulations and directions which are currently in force or which may be introduced and imposed on you from time to time and which may be varied from time to time at the sole discretion of the Company.

(e)
You shall not take part in any political activity whatsoever without the prior written approval of the Group Chief Executive Officer or such other representative as the Group Chief Executive Officer may designate from time to time. In addition, you shall not participate or be directly or indirectly involved in any unlawful political activity whether in Singapore or elsewhere. Without prejudice to the Company’s rights under any other provisions herein contained, any breach of this clause by you shall entitle the Company to forthwith terminate this Agreement by notice in writing.

(f)	Notwithstanding any other provision in this Agreement, the Company reserves the right and shall be entitled at all times, and from time to time to:
(i)	require you to work from home or at any other location as the Company may direct for such period(s) as the Company may specify; and/or

(ii)
vary your obligations and responsibilities including, but not limited to, requiring you to cease performing any or all of your obligations and responsibilities for such period of time as may be determined by the Company; and/or

(iii)	comply with such other direction as the Company deems fit,
if in the Company’s opinion, such action is necessary in the interests of the Company for any reason whatsoever.
You thereby agree and acknowledge that the Company’s exercise of its rights under this clause shall not be deemed a breach of this contract.

If any provision of this contract is prohibited by law or judged by a court to be unlawful, void or unenforceable, the provision shall, to the extent required, be severed from this contract and rendered ineffective as far as possible without modifying the remaining provisions of the contract, and shall not in any way affect any other circumstances of or the validity or enforcement of this contract.
13	CONFIDENTIALITY

(a)	In this contract, the following words shall have the following meanings:-

“Group” means the Company and any other company which is its holding company or its subsidiary or which is another subsidiary of its holding company (where “holding company” and “subsidiary” have the meanings given to them in the Companies Act (Cap. 50));

“Termination Date” means the date of termination of your employment with the Company for any reason whatsoever.

(b)
You acknowledge that you may, in the course of your employment, have access to and become familiar with various trade secrets and confidential business information of the Company and/or the Group and their operations, organisation, business, property, processes, finances, transactions and affairs.

(c)
You shall not, during the term of your employment or thereafter, for any cause whatsoever, disclose to any third party any such trade secrets or confidential or business information, directly or indirectly, or use them for your own purposes or for any purposes other than those of the Company or the Group or disclose them in any way other than in the normal course of and as authorised or required by your duties as an employee of the Company.

(d)
You shall not, during the term of your employment or thereafter, for whatever cause, copy, extract or translate any documents or papers containing or relating to such trade secrets or confidential or business information or allow any third party to do so, or disclose, publish or communicate them to any third party other than in the normal course of and as authorised or required by your duties as an employee of the Company.

(e)
You confirm that the restrictions contained in this Clause 13 are intended to be separate and severable. In the event that any of the said restrictions shall be held void, but would be valid if part of the wording thereof were deleted, such restriction shall apply with such deletion as may be necessary to make it valid and effective.

(f)
You recognise and agree that a breach of any of your undertakings in this Clause 13 would result in harm to the Company which cannot adequately be compensated for by monetary awards. Accordingly, you agree that, in addition to all other remedies available to the Company at law or in equity, the Company shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of restraining order, injunction, specific performance, decree or otherwise, as may be appropriate to ensure your compliance with the provisions of this clause.

(g)	This clause shall survive the termination of this contract but shall cease to apply to information or knowledge which may come into the public domain.

14	NON-COMPETITION

(a)	In this Clause 14 the following word shall have the following meaning:-

(b)	“Competitor” means any person, concern, undertaking, firm or body corporate which on the Termination Date is engaged in or carries on any business or activity of the kind carried on by the Company.

(c)
You shall not without the prior written consent of the Company, during the period of one year from the Termination Date, seek or accept employment with or engagement by or otherwise perform services for or engage in business with or be in any way interested in or connected with any Competitor in Indonesia. For Competitors outside Indonesia, this restriction period will be three months from the Termination Date.

(d)
You confirm that the restrictions contained in this Clause 14 are intended to be separate and severable. In the event that any of the said restrictions shall be held void, but would be valid if part of the wording thereof were deleted, such restriction shall apply with such deletion as may be necessary to make it valid and effective.

(e)
You recognise and agree that a breach of any of your undertakings in this Clause 14 would result in harm to the Company which could not adequately be compensated for by monetary awards. Accordingly, you agree that, in addition to all other remedies available to the Company, at law or in equity, the Company shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of restraining order, injunction, specific performance, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this clause.

(f)	This clause shall survive the termination of this contract.

15	NON-SOLICITATION

(a)	In this Clause 15 the following word shall have the following meaning:-

“Restricted Person” shall mean any person, firm or company who three (3) months prior to the Termination Date:-
(i)	was provided with goods and/or services by the Company or any company in the Group;

(ii)	was a supplier of goods and/or services to the Company or any company in the Group; or

(iii)	dealt with the Company or any company in the Group as an agent for any person, firm or company in (i) or (ii) above.
(b)
You shall not, so as to compete with the Company or any other company in the Group, during the term of your employment and for a period of three (3) months after the Termination Date, directly or indirectly, canvass or solicit business from or do business with any Restricted Person.

(c)
You shall not, during the term of your employment or for a period of six (6) months after the Termination Date, directly or indirectly, induce or seek to induce any employee of the Company or any other company in the Group, who was an employee at the Termination Date, to leave that company’s employment, whether or not this would be a breach of contract on the part of the employee.

(d)
You confirm that the restrictions contained in this Clause 15 are intended to be separate and severable. In the event that any of the said restrictions shall be held void, but would be valid if part of the wording thereof were deleted, such restriction shall apply with such deletion as may be necessary to make it valid and effective.

(e)
You recognise and agree that a breach of any of your undertakings in this Clause 15 would result in harm to the Company which could not adequately be compensated for by monetary awards. Accordingly, you agree that, in addition to all other remedies available to the Company, at law or in equity, the Company shall be entitled as a matter of right to apply to a court of competent jurisdiction for relief by way of restraining order, injunction, specific performance, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this clause.

(f)	This clause shall survive the termination of this contract.

16	TERMINATION OF SERVICE

(a)
Your service may be terminated, without any reason being assigned, at any time by either party giving to the other one (1) month’s notice in writing or paying the equivalent of one (1) month’s salary in lieu of notice. The Company reserves the right to require you not to attend work and/or not to undertake all or any of your duties of employment during any period of notice (whether given by you or the Company).

(b)	The granting of leave (whether annual leave or unpaid leave) during the notice period is at the absolute discretion of the Company. Generally, such leave may not be taken during the notice period.

(c)
The Company shall be entitled to terminate your employment immediately upon written notice (but without prejudice to the rights and remedies of the Company for any breach of this contract and to your continuing obligations under this contract) in any of the following cases:-

(i)
if you are guilty of breach of any terms of this contract, or guilty of dishonesty or serious or persistent misconduct (including but not limited to illegal or immoral acts, whether performed during or outside the course of your employment) or, without reasonable cause, neglect or refuse to attend to your duties or fail to perform any of your obligations hereunder, or fail to observe the Company’s disciplinary rules or any other regulations of the Company from time to time in force; or

(ii)	if you become bankrupt or have a receiving order made against you or make any general composition with your creditors.

(d)
Upon ceasing to be employed by the Company hereunder, you shall deliver to the Company the Works, property, notebooks, mobile telephones and other electronic devices, manuals, documents, computerisation of technical data, specifications, files, memoranda, or other records of any nature belonging to the Company or any reproduction thereof which may have been provided to you during the course of your employment with the Company, and you shall not undertake or cause any action or deed which might in any way affect the Company’s reputation or goodstanding, or those of its products or services.

17	COMMENCEMENT DETAILS

This contract is effective from June 7. 2010.

18	JURISDICTION

This contract shall be governed by and construed in accordance with the laws of Singapore.

19	ACCEPTANCE

Please confirm your acceptance of the above terms and conditions by signing the enclosed duplicate of this contract, initialling each page, and returning the letter to me.
Signed for and on behalf of Innoform Media Pte Ltd,
/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chairman
Innoform Media Pte Ltd
Form of Acceptance
I, Tan Peck Joo, NRIC number S1564354D, accept the appointment on the above terms and conditions.

/s/ Peck Joo Tan
Signature/Date